UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following

RELEVANT INFORMATION

BBVA has reached today an agreement with “Oriental Financial Group Inc.” to sell its business in Puerto Rico1 for a total price of 500 million USA dollars.

The closing of the transaction is subject to obtaining the required authorizations from the competent regulatory authorities.

As of March 31, 2012, the business of BBVA in Puerto Rico had approximately 5,200 million USA dollars in total assets (which represent less than 1% of the Group´s total assets) and approximately 3,300 million USA dollars in deposits (ranking in the seventh position by deposits in Puerto Rico, with a 5.9 % market share as of June 30, 2011).

The sale price is equivalent to a 2011 price/earnings ratio of 14.7 times and a price/tangible book value ratio of 1.03 times (as of March 31, 2012).

Madrid, June 28, 2012

[1]	This includes a 100% of the share capital of “BBVA Puerto Rico Holding Corporation” and of “BBVA Securities of Puerto Rico, Inc.”

“BBVA Puerto Rico Holding Corporation” owns a 100% of the share capital of “Banco Bilbao Vizcaya Argentaria Puerto Rico” and of “BBVA Seguros Inc.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 29, 2012	By:	/s/ Francisco Javier Rodriguez Soler
	Name:	Francisco Javier Rodriguez Soler
	Title:	Management Director - M&A